Exhibit 99.1
IFRS-USD Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2010

Fiscal 2011 revenues expected to grow by 16.0% to 18.0%

Q4 revenues sequentially grew by 5.2%; fiscal 2010 revenues grew by 3.0%

Bangalore, India – April 13, 2010

Highlights

Consolidated results for the quarter ended March 31, 2010

Revenues were $ 1,296 million for the quarter ended March 31, 2010; QoQ growth was 5.2%; YoY growth was 15.6%
  Net income after tax* was $ 349 million for the quarter ended March 31, 2010; QoQ growth was 4.5%; YoY growth was 8.7%
  Earnings per American Depositary Share (ADS)* was 0.61 for the quarter ended March 31, 2010; QoQ growth was 3.4%; YoY growth of 8.9%
  47 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 9,313 employees (net addition of 3,914) for the quarter by Infosys and its subsidiaries
  113,796 employees as on March 31, 2010 for Infosys and its subsidiaries
  Final dividend of Rs. 15 per ADS (equivalent to $ 0.34 per ADS at the prevailing exchange rate of Rs. 44.50 per US$). The dividends are payable on the ADSs outstanding as on record date, at the prevailing exchange rate on the payment date and are subject to approval by the shareholders.

  *Includes USD 11 mn arising out of the sale of our investment in OnMobile Systems, Inc.
“We have been able to take advantage of the opportunities in the market and grow faster due to our investments in capacity and capability building even during the economic downturn,” said S. Gopalakrishnan, CEO and Managing Director. “Though the economic environment continues to be challenging, businesses are investing in growth for building a better future.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending June 30, 2010
  Consolidated revenues are expected to be in the range of $ 1,330 million and $ 1,340 million; YoY growth of 18.5% to 19.4%
  Consolidated earnings per American Depositary Share is expected to be in the range of $ 0.55 and $ 0.56; YoY growth of 0% to 1.8%
Fiscal year ending March 31, 2011##
  Consolidated revenues are expected to be in the range of $ 5.57 billion and $ 5.67 billion; YoY growth of 16.0% to 18.0%
  Consolidated earnings per American Depositary Share is expected to be in the range of $ 2.40 and $ 2.50;YoY growth of 4.3% to 8.6%
#        Exchange rates considered for major global currencies: AUD / USD – 0.92; GBP / USD – 1.51; Euro / USD – 1.35
##     Excluding the income from sale of our investment in OnMobile Systems, Inc. of USD 11 mn in fiscal 2010, the EPS growth is expected to be in the range of 5.3% to 9.6%

Expansion of services and significant projects

We have been working on building a better tomorrow for us and our stakeholders. New offerings, novel client engagement models, innovation, focus on Research & Development (R&D) and the new economies constitute the new order at Infosys.

Our Intellectual Property (IP)-based solutions continue to benefit clients. We are designing and implementing a research informatics system at a leading biotechnology company to accelerate discovery research. We are using our Scientific Innovation Solution for knowledge collaboration in this engagement. We partnered with a telecom major to launch a Mobile Application Store. Powered by Flypp™, our ‘Ready-to-Launch’ application platform, the store offers a bouquet of applications drawn from an Infosys-managed ecosystem of Independent Software Vendors (ISVs) and innovators in India and across the globe. A manufacturer is implementing the Infosys Supply Chain Visibility and Collaboration Suite as part of its enterprise-wide initiative on sourcing business intelligence and spends analysis.

Learning Services, our recent organizational learning offering, is fast gaining traction among our clients. A groceries and general merchandising company consulted us for training a core group of employees and disseminating the knowledge across business users. A consumer electronics major consulted us for a comprehensive learning management solution.

Industry leaders continue to turn to us for our Engineering Services, both in core areas such as R&D and Product Development as well as newer services such as Mobility. A global auto leader engaged us to formulate its Enterprise Mobility strategy to help optimize internal operations and present on-demand information to its customers. We are helping a leading cable operator launch next-generation home gateway devices for voice and data services. A leading defense electronics and systems company engaged us to develop a navigation workstation. A global aircraft manufacturer engaged us to provide engineering design services across multiple aircraft programs. We are building a Contact Center solution for a leading bank to enhance customer service agent experience and productivity. For an information management services leader, we are enabling sales expansion by carrying out accessibility compliance per US Federal and Computer Security standards for its software product.

In a major transformation project, we will manage internal IT services for a US-based ISV and help it implement ISO 20000 and IT Service Management (ITSM) processes. We will provide Infrastructure and Application Services, Service Desk, and Desk-Side Services in 450 locations across 104 countries. For another ISV, we are developing a cloud-based, closed and secure end-to-end system that consolidates and delivers transaction statements, promotions, catalogues, and other media digitally from businesses to households. A manufacturer engaged us to transform its turbine remanufacturing business. A manufacturer of environmental and industrial measurement instruments partnered with us to standardize its systems across the world and accelerate its Oracle E-Business Suite rollout using our proprietary tools and accelerators. An aero company consulted us to enhance its customer application portal. A leading retailer partnered with us to develop and implement a new multi-channel system for Order Management.

As the new economies transform into global economic hubs, we continue to focus on becoming a major player there and attract significant clients. A large bank consulted us to eliminate process redundancies, improve the quality of data reported, and reduce cycle time as well as processing cost. Another major bank partnered with us to design, build and support a portal framework for wealth management. A telecommunications and information services company engaged us to improve its customer self service capability and customer retention. We partnered with the same company to deliver an emergency alert system to ensure timely SMSes and voice warnings to community residents. This system, a life-saving service, won national recognition for the client.

“We maintained our margins in one of the toughest years for the industry while our cash and cash equivalents reached $3.5 billion,” said V. Balakrishnan, Chief Financial Officer. “The currency volatility continues to be a concern for the industry. We, however, have an active hedging program to minimize its impact on our margins.”

Change in Directors

Ms. Rama Bijapurkar resigned as the Independent Member of the Board with effect from April 13, 2010.  The Board accepted the resignation of Ms. Bijapurkar and placed on record its heartfelt appreciation for the services rendered by her during her tenure as a director.

Mr. N. R. Narayana Murthy said, “Rama has been a highly productive member of the Board and we will miss her.  We wish her all the best for the future.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 113,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009,September 30, 2009 and December 31,2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of March 31,

(Dollars in millions except share data)
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$2,698	$2,167
Available-for-sale financial assets	569	–
Investment in certificates of deposit	265	–
Trade receivables	778	724
Unbilled revenue	187	148
Derivative financial instruments	21	–
Prepayments and other current assets	143	81
Total current assets	4,661	3,120
Non-current assets
Property, plant and equipment	989	920
Goodwill	183	135
Intangible assets	12	7
Deferred income tax assets	80	88
Income tax assets	148	54
Other non-current assets	77	52
Total non-current assets	1,489	1,256
Total assets	$6,150	$4,376
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$2	$5
Derivative financial instruments	–	22
Current income tax liabilities	161	115
Client deposits	2	1
Unearned revenue	118	65
Employee benefit obligations	29	21
Provisions	18	18
Other current liabilities	380	290
Total current liabilities	710	537
Non-current liabilities
Deferred income tax liabilities	28	7
Employee benefit obligations	38	37
Other liabilities	13	11
Total liabilities	789	592
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,991,592 and 572,830,043 as of March 31, 2010 and 2009, respectively	64	64
Share premium	694	672
Retained earnings	4,611	3,618
Other components of equity	(8)	(570)
Total equity attributable to equity holders of the company	5,361	3,784
Total liabilities and equity	$6,150	$4,376

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income for the years ended March 31,

(Dollars in millions except share data)
	2010	2009
Revenues	$4,804	$4,663
Cost of sales	2,749	2,699
Gross profit	2,055	1,964
Operating expenses:
Selling and marketing expenses	251	239
Administrative expenses	344	351
Total operating expenses	595	590
Operating profit	1,460	1,374
Other income	209	101
Profit before income taxes	1,669	1,475
Income tax expense	356	194
Net profit	$1,313	$1,281
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset	$2	–
Gain transferred to net profit on sale of available-for-sale financial asset	(1)	–
Unrealized holding gains on available-for-sale financial asset, net of tax effect of $2 million	6	–
Exchange differences on translating foreign operations	555	(871)
Total other comprehensive income	$562	$(871)
Total comprehensive income	$1,875	$410
Profit attributable to:
Owners of the company	$1,313	$1,281
Non-controlling interest	–	–
	$1,313	$1,281
Total comprehensive income attributable to:
Owners of the company	$1,875	$410
Non-controlling interest	–	–
	$1,875	$410
Earnings per equity share
Basic ($)	2.30	2.25
Diluted ($)	2.30	2.25
Weighted average equity shares used in computing earnings per equity share
Basic	570,475,923	569,656,611
Diluted	571,116,031	570,629,581

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31,

(Dollars in millions except share data)
	2010	2009
Revenues	$1,296	$1,121
Cost of sales	744	650
Gross profit	552	471
Operating expenses:
Selling and marketing expenses	73	55
Administrative expenses	89	86
Total operating expenses	162	141
Operating profit	390	330
Other income	55	51
Profit before income taxes	445	381
Income tax expense	96	60
Net profit	$349	$321
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset	2	–
Gain recycled to net profit on sale of available-for-sale financial asset	(1)	–
Unrealized holding gains, net of tax effect of $2 million	6	–
Exchange differences on translating foreign operations	178	(147)
Total other comprehensive income	$185	$(147)
Total comprehensive income	$534	$174
Profit attributable to:
Owners of the company	349	321
Non-controlling interest	–	–
	$349	$321
Total comprehensive income attributable to:
Owners of the company	$534	174
Non-controlling interest	–	–
	$534	$174
Earnings per equity share
Basic ($)	0.61	0.56
Diluted ($)	0.61	0.56
Weighted average equity shares used in computing earnings per equity share
Basic	570,842,313	569,912,641
Diluted	571,289,044	570,553,966